July 15, 2019

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Canadian Securities Exchange

Attention: Financial Reporting Departments

Sirs:

RE:	Cannex Capital Holdings Inc. (the “Company”) – Amended and Restated Interim Filings

Please be advised that the Company has amended and is re-filing its interim financial statements and management’s discussion and analysis for the period ended April 30, 2019, originally filed on June 28, 2019 (collectively, the “Restated Interim Filings”). The restatement is due to the Company incorrectly calculating the non-cash derivative liability per IFRS 9 Financial Instruments, relating to a loan and misclassified certain debt issuance costs as share issuance costs. See note 26, Restatement of Financial Results of the Restated Interim Filings, for additional details.

The Restated Interim Filings, along with new certificates of interim filings required under National Instrument 52-109 – Certification of Disclosure in Issuers’ Interim Filings, have been filed under SEDAR Project Numbers 02935775, 02935777 and 02935778.

Sincerely,

“Anthony Dutton”

Anthony Dutton
Chief Executive Officer

CANNEX CAPITAL HOLDINGS INC.
1241 Alberni Street, Vancouver, BC, CANADA V6E 4R4